03 MAY 12 AM 7:21



WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



Date, 29th April 2003

Re: ***Washtec AG***
Exemption Number: 82-04888

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SUPPL

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release of April 28th, 2003 concerning " WashTec: beginns extensive restructuring program.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG
(secretary)



Christine Baisley



Adhoc release
WashTec AG

(Draft April 28, 2003)

WashTec AG begins extensive restructuring programme:

- ***Turnaround scheduled for 2004***
- ***Cost savings exceed EUR 20 million***

The Management Board of WashTec AG and Roland Berger, a corporate consultancy, have developed a comprehensive restructuring concept for the entire group. The Supervisory Board today approved the concept. The restructuring programme extends to all areas of the group and is scheduled to be completed by the end of 2005. Its target is cost savings and synergies in the region of more than EUR 20 million. The current 2003 financial year will be impacted by restructuring expenses on a one-off basis. Focus of the restructure is on concentration on core business and bundling of production capacities. Thus WashTec will close down its Schöllkrippen plant at the end of the 2003 financial year. Beyond this the entire Service division will be subject to an efficiency programme. In context of the restructure, more than 15 percent of staff will be cut across the group. The Management Board is convinced that the company will realise the turnaround and return to profit-making zone already in 2004.

The Management Board
Augsburg, April 28, 2003